Exhibit 99.37

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities. This preliminary short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or its territories or possessions. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Valour Inc., 198 Davenport Road, Toronto, ON, Canada M5R 1J2, Telephone: (416)861-5882, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

NewIssue	June 30, 2023

VALOUR INC.

$20,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Convertible Securities

Units

Valour Inc. (“Valour” or the “Company”) may offer and sell, from time to time, the following securities: common shares in the capital of the Company (“Common Shares”); debt securities, which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description, and which may be issuable in series (“Debt Securities”); warrants to purchase Common Shares and other Securities (as defined below) (“Warrants”); subscription receipts convertible into Common Shares or other Securities (“Subscription Receipts”); securities convertible into or exchangeable for Common Shares or other Securities (“Convertible Securities”); and units comprised of one or more of any of the foregoing Securities, or any combination of such Securities (“Units”), or any combination of such securities (all of the foregoing being, collectively, the “Securities” and, individually, a “Security”), for up to an aggregate offering price of $20,000,000 (or the equivalent, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments to this Prospectus, remains effective.

The specific terms of any offering of Securities will be set forth in an applicable prospectus supplement (in each case, a “Prospectus Supplement”) and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the issue price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities, and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other specific terms; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Debt Securities, Subscription Receipts, or Convertible Securities forming part of the Units, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement, and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The offerings are subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Company may offer and sell the Securities to or through underwriters purchasing as principal, and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at non-fixed prices. This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market, or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions”, sales made directly on the NEO Exchange Inc. (the “NEO”) or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See “Plan of Distribution”.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter of an “at-the-market distribution”, as defined in NI 44-102, and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the overallotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The Common Shares are listed and posted for trading on the NEO under the symbol “DEFI”. On June 29, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the NEO was $0.09.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer, and directors Mikael Tandetnik and Stefan Hascoet each reside outside of Canada. Each of the foregoing has appointed the Company, at 198 Davenport Road, Toronto, ON, Canada M5R 1J2, as agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Note Regarding Forward Looking Information” and “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Company’s business, financial condition, results of operations and prospects may have changed since such date.

The head office and registered office of the Company is located at 198 Davenport Road, Toronto, ON, Canada, M5R 1J2.

TABLE OF CONTENTS

GENERAL MATTERS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	2
CURRENCY PRESENTATION	2
DOCUMENTS INCORPORATED BY REFERENCE	3
DESCRIPTION OF THE BUSINESS	5
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	6
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	7
EARNINGS COVERAGE RATIOS	10
PRIOR SALES	10
TRADING PRICE AND VOLUME	10
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	10
RISK FACTORS	10
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	11
INTERESTS OF EXPERTS	11
LEGAL MATTERS	12
PURCHASERS’ STATUTORY RIGHTS	12

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, references to the “Company”, “Valour”, “we”, “us”, “our” or similar terms in this Prospectus refer to Valour Inc. together, where context requires, with its subsidiaries.

The Company has not authorized anyone to provide readers with information different from that contained in this Prospectus. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. The Company is not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference in this Prospectus, unless otherwise noted in this Prospectus or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Company does not undertake to update the information contained or incorporated by reference in this Prospectus, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.valour.com, shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference in this Prospectus.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection with this Prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward-looking information” with respect to the Company. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy, and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement or in the documents incorporated by reference in this Prospectus. In order to give such forward-looking information, the Company has made certain assumptions about its business, operations, the economy and the decentralized finance industry in general. In this respect, the Company has assumed that its operations will remain consistent with management’s expectations, contracted parties will provide goods and services on agreed timeframes, required regulatory approvals will be received and maintained, no material adverse change will occur, and no significant events will occur outside of the Company’s normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon.

Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information.

Except for statements of historical fact relating to Valour, information contained in this Prospectus constitutes forward-looking information, , including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses;

●	details and expectations regarding the Company’s investment strategy;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry;

●	expectations regarding revenue growth due to changes in the Company’s investment strategy;

●	expansion and growth of the Company’s DeFi exchange traded products (“ETPs”), Valour Ventures and Valour Infrastructure business lines;

●	investment performance of, DeFi protocols and portfolio companies that the Company has invested in;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases like the novel coronavirus (“COVID-19”);

●	the impact of climate change; and

●	other expectations of the Company.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and its plans and objectives, and may not be appropriate for other purposes.

All forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as at the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Investors should rely only on information contained in this Prospectus, each applicable Prospectus Supplement or any information incorporated by reference herein and therein. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides the reader with different or additional information, the reader should not rely on it. The Company is not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus, any Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus and any Prospectus Supplement(s) is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Market and industry data used throughout this Prospectus was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

CURRENCY PRESENTATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada (in the case of the rates for the year ended December 31, 2022 and the year ended December 31, 2021, based on the daily average rates as reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day).

	Year Ended	Year Ended
	December 31, 2022	December 31, 2021
High	1.3856	1.2942
Low	1.2451	1.2040
Average rate per period	1.3011	1.2535
Rate at end of period	1.3544	1.2678

As of the date of filing of this Prospectus, the last available indicative rate of exchange posted by the Bank of Canada was on June 29, 2023. Such indicative rate of exchange for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3255.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, 198 Davenport Road, Toronto, ON, Canada, M5R 1J2, Telephone: (416) 861-5882, and are also available electronically under the issuer profile of the Company through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The filings under the Issuer’s profile at www.sedar.com are not incorporated by reference in this Prospectus except as specifically set out in this Prospectus.

The information incorporated by reference as described below is considered part of this Prospectus, and information filed with the securities commission or similar authorities in Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents of the Company, filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the year ended December 31, 2022 dated March 31, 2023 (the “AIF”).

(b)	the audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and 2021, together with the notes thereto, and the auditors’ report of BF Borgers CPA PC for the fiscal year ended December 31, 2022;

(c)	management’s discussion and analysis of financial position and results of operations of the Company for the fiscal years ended December 31, 2022 and 2021;

(d)	the unaudited condensed consolidated interim financial statements of the Company dated May 15, 2023 for the three months ended March 31, 2023 and March 31, 2022, and the notes thereto;

(e)	management’s discussion and analysis of the Company dated May 15, 2023 for the unaudited condensed consolidated interim financial statements referred to in paragraph (d) above;

(f)	the management information circular of the Company dated May 11, 2023 in connection with the annual and general special meeting of shareholders of the Company to be held on June 22, 2023 (the “Circular”), other than any statements contained in the Circular to the extent that any statement contained in this Prospectus or in any other document incorporated or deemed to be incorporated by reference in this Prospectus filed after the Circular modifies or supersedes any such statements contained in the Circular;

(g)	the material change report of the Company dated January 13, 2023; and

(h)	the material change report of the Company dated June 22, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company after the date of this Prospectus and all Prospectus Supplements (only in respect to the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in, and form an integral part of, this Prospectus.

Upon a new annual information form, new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Notwithstanding anything in this Prospectus to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information about the Company in documents, including the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The Common Shares began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on the NEO Exchange Inc. (“NEO”), and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On June 1, 2022, the Company filed articles of amendment under the OBCA and changed its name to “Valour Inc.”.

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance through the development and listing of Exchange Traded Products (“ETPs”) through our ETPs business line, and by participating in decentralized blockchain networks by running nodes that contribute to network security and stability, governance, and transaction validation through our Valour Infrastructure business line. The Company also makes various investments in tokens of decentralized finance companies in early-stage ventures through its Valour Ventures business line.

On June 20, 2023, the Company held its annual and special meeting of its shareholders. At the meeting, the following individuals were elected as directors of the Company, to hold office until the Company’s next annual meeting or until their successors are elected or appointed: Olivier Roussy Newton, William C. Steers, Mikael Tandetnik, Stefan Hascoet, and Krisztian Toth. Also at the meeting, BF Borgers CPA PC, Chartered Accountants, were appointed as auditor of the Company for the ensuing year. In addition, the shareholders approved a change in name of the Company to “Defi Technologies Inc.” or such other name as the directors may decide, such name change to occur upon receipt of any required regulatory approval and the approval of the directors.

On June 22, 2023, the Company appointed Suzanne Ennis as a director of the Company.

Valour Asset Management

The Company’s wholly owned subsidiary Valour Inc. (Cayman) develops and lists ETPs on regulated stock exchanges in Europe that synthetically track the value of a cryptocurrency or DeFi protocol token, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the cryptocurrency or DeFi protocol token they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges.

Valour Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of DeFi assets and venture investments, predominantly at Seed or Series A stage. The Company selects venture investments based on their innovative potential, high quality teams, growing and/or potential user bases and unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management, amongst others.

Valour Infrastructure

The Company’s Valour Infrastructure line of business offer governance services and products within the DeFi ecosystem. The Company uses its expertise in DeFi to offer node management of decentralized protocols to support governance, security and transaction validation for their networks. In connection with running nodes, the Company may be compensated for securing transactions on such networks as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network. As a publicly-traded company that is regulated, audited and is transparent as to its operations and finances to the public markets, the Company is uniquely suited to support governance of decentralized networks.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in the documents incorporated by reference in this Prospectus, there have been no material changes in the Company’s share capitalization since March 31, 2023.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless the Company otherwise indicates in a Prospectus Supplement relating to a particular offering, the Company currently intends to use the net proceeds from the sale of Securities for general corporate and working capital requirements, including, but not limited to, funding expansion of business and/or ongoing operations, repayment of indebtedness outstanding, completing future acquisitions or for other corporate purposes as set forth in the applicable Prospectus Supplement relating to the offering of the Securities.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. The Company may also, from time to time, issue Securities otherwise than pursuant to a Prospectus Supplement to this Prospectus. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus (including any amendments) remains valid, offer for sale and issue, as applicable, up to an aggregate of $20,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities under this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time. In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. Such transaction may include those deemed to be an “at-the- market distributions”, including sales made directly on the NEO or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable U.S. and/or Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

Subject to applicable securities legislation and except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities under this Prospectus, other than an offering of Securities deemed to be an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, any securities of the Company in connection with an offering of Securities or effect any transactions that are intended to stabilize the market price of the Company’s securities.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under U.S. and/or Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

Valour is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there were 219,510,501 Common Shares issued and outstanding.

Holders of Common Shares are entitled to one vote for each share held at all meetings of shareholders, to receive dividends if, as and when declared by the Board, and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the shares. The Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Valour’s articles, by-laws and the OBCA.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to all Debt Securities.

The Debt Securities will be direct unsecured obligations of the Company and will be senior or subordinated indebtedness of the Company, as described in the relevant Prospectus Supplement.

The Debt Securities will be issued under one or more trust indentures between the Company and a trustee determined by the Company in accordance with applicable laws, as supplemented and amended from time to time. The applicable Prospectus Supplement will include, as applicable, disclosure regarding: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Debt Securities will be issued; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which interest will be payable and the record dates for such payments; (vii) the debenture trustee under the trust indenture pursuant to which the Debt Securities are to be issued; (viii) any redemption term or terms under which such Debt Securities may be defeased; (ix) whether such Debt Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) any exchange or conversion terms; (xi) whether such Debt Securities will be subordinated to other liabilities of the Company; and (xii) any other specific terms.

Debt Securities may be offered separately or together with Common Shares, Subscription Receipts, Warrants or Convertible Securities (see “Units”).

Subscription Receipts

The following sets forth certain general terms and provisions of the Subscription Receipts. The specific terms of the Subscription Receipts as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to the Subscription Receipts as described in a Prospectus Supplement.

The Subscription Receipts will be issued under a subscription receipt agreement. The following sets forth certain general terms and provisions of the Subscription Receipts. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities of the Company that may be issued or delivered upon exchange of each Subscription Receipt; (v) certain material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (vi) any other material terms and conditions of the Subscription Receipts. Common Shares and/or other securities of the Company issued or delivered upon the exchange of Subscription Receipts will be issued for no additional consideration. Prior to exercise, holders of Subscription Receipts will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Subscription Receipts.

Under the subscription receipt agreement, an original purchaser of Subscription Receipts may have a contractual right of rescission following the issuance of Common Shares and/or other securities of the Company issued or delivered to such purchaser upon exchange of Subscription Receipts, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender or deemed surrender of the Subscription Receipts, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Convertible Securities (see “Units”).

Warrants

The following sets forth certain general terms and provisions of the Warrants. The specific terms of a series of Warrants as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to a given series of Warrants.

Each series of Warrants will be issued under a separate warrant indenture in each case between the Company and a warrant agent determined by the Company. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other securities of the Company purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security; (vii) certain material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including transferability and adjustment terms and whether the Warrants will be listed on a stock exchange. Prior to exercise, holders of Warrants will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Warrants.

The Company will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.

Warrants may be offered separately or together with Common Shares, Debt Securities, Convertible Securities or Subscription Receipts (see “Units”).

Convertible Securities

The following sets forth certain general terms and provisions of the Convertible Securities. The specific terms of any Convertible Securities as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to Convertible Securities as described in this section.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other securities of the Company, and may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Convertible Securities being offered thereby, which may include disclosure regarding: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; (viii) whether the Convertible Securities will be listed on any securities exchange; (ix) whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) certain material Canadian tax consequences of owning the Convertible Securities; and (xi) any other material terms and conditions of the Convertible Securities. Convertible Securities may be offered separately or together with Common Shares, Debt Securities, Warrants and/or Subscription Receipts (see “Units”).

Units

Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

EARNINGS COVERAGE RATIOS

If the Company offers Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in the applicable Prospectus Supplement with respect to an issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

On June 29, 2023, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the NEO was $0.09. Trading prices and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities offered thereunder, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein (including under the heading “Risk Factors” in the AIF and any subsequently filed documents incorporated by reference in this Prospectus), including the applicable Prospectus Supplement, and consult with their professional advisors to assess any investment in the Company.

The risks and uncertainties described in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein are those the Company currently believes to be material, but they are not the only ones the Company faces. If any of such risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, prospects, financial condition, results of operations and cash flows, and consequently the price of the Common Shares or any other publicly traded Securities at the applicable time, could be materially and adversely affected. In all these cases, the trading price of such Securities could decline, and prospective investors could lose all or part of their investment.

Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described in this Prospectus and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference), including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. The Company cannot provide any assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described or other unforeseen risks.

An investment in the Securities, as well as the Company’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

No Market for Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices may depend on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Common Shares, general economic conditions, and the Company’s financial condition, historic financial performance and future prospects.

Loss of Entire Investment

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

The Company is a corporation governed by the OBCA. Some of the directors and officers of the Company are not residents of Canada or otherwise reside outside Canada, and all or a substantial portion of their assets are located outside Canada. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of Debt Securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company under applicable securities laws.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer, and directors Mikael Tandetnik and Stefan Hascoet each reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Olivier Roussy Newton	Valour Inc. 198 Davenport Road Toronto, ON Canada M5R 1J2
Mikael Tandetnik	Valour Inc. 198 Davenport Road Toronto, ON Canada M5R 1J2
Stefan Hascoet	Valour Inc. 198 Davenport Road Toronto, ON Canada M5R 1J2

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Pursuant to a decision of the Autorité des marchés financiers dated May 29, 2023, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers the Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

INTERESTS OF EXPERTS

BF Borgers CPA PC audited the financial statements of the Company for the financial year ended December 31, 2022 and became the auditor of the Company effective as of February 3, 2023. BF Borgers CPA PC is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

To the knowledge of management, as of the date of their applicable report incorporated by reference into this Prospectus, no expert, nor any associate or affiliate of such person, had any beneficial interest, direct or indirect, in the property of the Company or of any associate or affiliate of the Company, nor did they own more than 1% of the outstanding securities of the Company.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to such offering of Securities will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP with respect to matters of Canadian law. As at the date of this Prospectus, partners and associates of Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1% of any issued and outstanding securities of the Company or any associates or affiliates of the Company.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

PURCHASERS’ STATUTORY RIGHTS

Unless provided otherwise in an applicable Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the relevant Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.

At-the-Market Distributions

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Securities distributed under an at-the-market distribution under this Prospectus by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, the applicable Prospectus Supplement, and any amendment relating to any Securities purchased thereunder by such purchaser because this Prospectus, such Prospectus Supplement, and any amendment relating to the Securities purchased thereunder by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an “at-the-market distribution” under this Prospectus by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, the applicable Prospectus Supplement, and any amendment relating to Securities purchased thereunder by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of this Prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: June 30, 2023

This short form prospectus, together with the documents incorporated by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(signed) “Olivier Roussy Newton”	(signed) “Ryan Ptolemy”
Olivier Roussy Newton	Ryan Ptolemy
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(signed) “Krisztian Toth”	(signed) “William C Steers”
Krisztian Toth	William C. Steers
Director	Director

C-1